Exhibit 99.1

BC-0187665

LEGAL*58190315.1 SCHEDULE TO ARTICLES OF ARRANGEMENT OF YAMANA GOLD INC. The Articles of Yamana Gold Inc. (the "Corporation") be and they are hereby amended by the following two steps: Step 1 (See sections 3.1(c) and 3.1(d) in the Plan of Arrangement) 1. amending the authorized capital of the Corporation to create an unlimited number of Class A Common Shares; 2. declaring that the authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of First Preference Shares, issuable in series, an unlimited number of Class A Common Shares and an unlimited number of Common Shares; 3. providing that the designation, preferences, rights, conditions, restrictions, limitations or prohibitions attaching to Class A Common Shares shall be as follows: Class A Common Shares 1. Dividends: The holders of the Class A Common Shares are entitled to receive dividends, if, as and when declared by the board of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of the Corporation may from time-to-time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the Class A Common Shares, the board of the Corporation may in its sole discretion declare dividends on the Class A Common Shares to the exclusion of any other class of shares of the Corporation. 2. Voting Rights: The holders of the Class A Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation, and to two votes at all such meetings in respect of each Class A Common Share held. 3. Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Common Shares and Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation upon such a distribution in priority to the Class A Common Shares and Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation. Step 2 (Seesection3.1(i)inthePlanofArrangement) 1. amending the authorized capital of the Corporation to eliminate the existing Common Shares which are authorized but not issued;

LEGAL*58190315.1 2. re-designating and re-classifying the issued and outstanding Class A Common Shares as “Common Shares”; 3. amending the authorized capital of the Corporation to cancel the Class A Common Shares which are authorized but not issued; 4. declaring that the authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of First Preference Shares, issuable in series and an unlimited number of Common Shares; 5. deleting designation, preferences, rights, conditions, restrictions, limitations or prohibitions attaching to Class A Common Shares and Common Shares; and 6. providing that the designation, preferences, rights, conditions, restrictions, limitations or prohibitions attaching to Common Shares shall be as follows: Common Shares 1. Dividends: The holders of the Common Shares are entitled to receive dividends, if, as and when declared by the board of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of the Corporation may from time-to-time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the Common Shares, the board of the Corporation may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation. 2. Voting Rights: The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation, and to one vote at all such meetings in respect of each Common Share held. 3. Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation upon such a distribution in priority to the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.